UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SatixFy Communications Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M82363 124

(CUSIP Number)

Simona Gat

SatixFy Communications Ltd.

12 Hamada St., Rehovot 670315

Israel

+ (972) 8-939-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Brian Wolfe
Michael Kaplan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Telephone: 212-450-4000

November 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M82363 124

1	NAMES OF REPORTING PERSONS Simona Gat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,272,435(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,272,435 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,272,435 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.27%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents 16,272,435 ordinary shares (“Ordinary Shares”) of SatixFy Communications, Ltd. (the “Issuer”), held by Simona Gat, including (i) 7,022,715 Ordinary Shares held by Simon Gat as of immediately prior to the transactions contemplated by the Business Combination Agreement further discussed below, (ii) 9,000,000 Ordinary Shares that are “Price Adjustment Shares” (as defined in the Business Combination Agreement) and subject to vesting, lock-up and forfeiture as further discussed below and (iii) 249,720 Ordinary Shares for which Simona Gat controls the voting of such shares that are being held in escrow for the benefit of certain investors in SatixFy in accordance with the Share Escrow Agreement as described further below.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the beneficial ownership of ordinary shares, no par value per share (the “Ordinary Shares”), of the Issuer. The address of the principal executive office of the Issuer is c/o SatixFy Communications Ltd., Attention: Legal, 12 Hamada St., Rehovot 670315 Israel.

Item 2. Identity and Background.

This Schedule 13D is being filed by the following person, referred to herein as a “Reporting Person”:

(i) Simona Gat, President of the Issuer

Information with respect to the Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, and such beneficial ownership is expressly disclaimed.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On October 27, 2022 (the “Closing Date”), in connection with the consummation (the “Closing”) of the business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement (“Business Combination Agreement”), dated as of March 8, 2022, by and among Endurance Acquisition Corp. (the “SPAC”), the Issuer and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), as amended on June 13, 2022 and August 23, 2022, the Reporting Person received 9,000,000 Ordinary Shares that are “Price Adjustment Shares” (as defined in the Business Combination Agreement) and subject to vesting, lock-up and forfeiture as further discussed below. In addition, 6,950,000 ordinary shares of the Issuer were held by the Reporting Person (including inherited interests) as of immediately prior to the Closing representing the historical interests held by the Reporting Person in the Issuer prior to the transactions contemplated by the Business Combination Agreement.

In addition, in connection with the Closing, the Issuer effected a private placement (the “PIPE Financing”) that was contingent upon the substantially concurrent consummation of the Business Combination and which occurred on the Closing Date. Pursuant to the subscription agreements (the “Subscription Agreements”) entered in connection with the PIPE Financing, certain investors (the “PIPE Investors”) subscribed for units (the “PIPE Units”) consisting of (i) one Ordinary Share (the “PIPE Shares”) and (ii) one-half of one redeemable warrant exercisable for one Ordinary Share at a price of $11.50 per share (the “PIPE Warrants”) for a purchase price of $10.00 per unit, on the terms and subject to the conditions set forth in the applicable Subscription Agreements. As part of the PIPE Financing, 249,720 Ordinary Shares for which the Reporting Person possesses sole voting power have been placed into escrow for the benefit of the PIPE Investors, to be released pursuant to the terms of the Subscription Agreements as further described below.

The foregoing description of the Business Combination Agreement and the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and form of Subscription Agreement, which are filed as Exhibit 1 and Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Item 4. Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and may be informed by the Reporting Person’s review of numerous factors, including but not limited to an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels and availability of the Issuer’s securities or other financial instruments; general market, industry and economic conditions; tax considerations; the Reporting Person’s trading and investment strategies; the relative attractiveness of alternative business and investment opportunities; other future developments; and other factors deemed relevant by the Reporting Person.

Subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, such Reporting Person may engage in discussions with management, the board of directors of the Issuer (the “Board”), other securityholders of the Issuer, industry analysts and other relevant parties. These discussions and other factors may result in the Reporting Person’s consideration of various alternatives with respect to her investment, including possible changes in the present Board and/or management of the Issuer or other alternatives to increase shareholder value. The Reporting Person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.

Simona Gat serves as the President of the Issuer. In such capacity, Simona Gat may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than as described above, she does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although depending on the factors discussed herein, the Reporting Person may change her purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

Simona Gat:

•	Amount beneficially owned: 16,272,435

•	Percent of Class: 21.27%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 16,272,435

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 16,272,435

•	Shared power to dispose or direct the disposition of: 0

The aggregate percentage of Ordinary Shares reported as beneficially owned by such Reporting Person is determined in accordance with the applicable SEC rules and is based upon a total of 76,513,882 Ordinary Shares Outstanding. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Business Combination Agreement

On the Closing Date, the Issuer consummated the business combination whereby Merger Sub merged with and into the SPAC, with the SPAC surviving the merger. In connection with the closing of the Business Combination, the SPAC became a wholly owned subsidiary of the Issuer. Capitalized terms used but not defined in this section have the meanings attributed to them in the Business Combination Agreement. At Closing, the following transactions occurred (among others):

•	Prior to the Effective Time, the Issuer effected the Pre-Closing Recapitalization, pursuant to which each issued and outstanding Ordinary Share was converted into a number of Ordinary Shares determined by multiplying each such Issuer Ordinary Share by the quotient of (a) the Adjusted Equity Value per share and (b) $10.00. In connection with the Pre-Closing Recapitalization, the historical interests of the Issuer held by the Reporting Person were converted into 7,272,435 Ordinary Shares. Pursuant to the Business Combination Agreement and the Subscription Agreements, in connection with the Pre-Closing Recapitalization, 249,720 Ordinary Shares for which the Reporting Person possesses sole voting power were placed into escrow for the benefit of the PIPE Investors, to be released pursuant to the terms of the Subscription Agreements as further described below.

•	Immediately following the Closing, the Issuer issued 9,000,000 Price Adjustment Shares to the Reporting Person. The Price Adjustment Shares vest at three price adjustment achievement dates as follows:

•	One-third of the Price Adjustment Shares will vest if at any time thirty (30) days after the effectiveness date of the registration statement to be filed pursuant to the terms of the Subscription Agreements and within the 10-year period following the closing, the VWAP of the Ordinary Shares is greater than or equal to $12.50 for any seven (7) trading days within a period of 30 consecutive trading days.

•	One-third of the Price Adjustment Shares will vest if at any time thirty (30) days after the effectiveness date of the registration statement to be filed pursuant to the terms of the Subscription Agreements and within the 10-year period following the closing, the VWAP of the Ordinary Shares is greater than or equal to $14.00 for any seven (7) trading days within a period of 30 consecutive trading days.

•	One-third of the Price Adjustment Shares will vest if at any time thirty (30) days after the effectiveness date of the registration statement to be filed pursuant to the terms of the Subscription Agreements and within the 10-year period following the closing, the VWAP of the Ordinary Shares is greater than or equal to $15.50 for any seven (7) trading days within a period of 30 consecutive trading days.

The share price targets described above shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassifications, combinations, exchanges of shares and other similar changes or transactions to the Ordinary Shares occurring on or after the Closing.

In the event of an Issuer change in control transaction within ten (10) years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control.

If the Price Adjustment Shares do not vest according to the achievement dates above, or if a change of control has not occurred after the Closing and prior to the date that is ten (10) years following the Closing Date, then any unvested Price Adjustment Shares shall automatically be forfeited back to SatixFy for no consideration.

The Price Adjustment Shares cannot be transferred, except for estate planning purposes, prior to vesting. Further, prior to vesting such Price Adjustment Share have voting and economic rights, until forfeited pursuant to the above.

Subscription Agreements

In connection with the Closing, the Issuer effected the PIPE Financing. Pursuant to the Subscription Agreements, the PIPE Investors subscribed for PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one redeemable warrant exercisable for one Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per unit, on the terms and subject to the conditions set forth in the applicable Subscription Agreements. As part of the PIPE Financing, 249,720 Ordinary Shares for which the Reporting Person possesses sole voting power have been placed into escrow for the benefit of the PIPE Investors (the “Escrow Shares”), to be released as follows:

•	in the event that the PIPE Measurement Period VWAP (as defined below), is less than $10.00 per ordinary share, then each PIPE Investor shall be entitled to receive Ordinary Shares out of the Escrow Shares (proportionately with the 1,317,207 escrow shares delivered by the Issuer on behalf of other shareholders of the Issuer and the Sponsor (as defined below) that are held in escrow pursuant to the same terms as described herein for the benefit of the PIPE Investors) equal to the product of (x) the number of shares issued to the PIPE Investor at the closing as part of the units held through the last date of the PIPE Measurement Period (the “PIPE Measurement Date”), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the PIPE Measurement Period VWAP and (B) the denominator of which is the PIPE Measurement Period VWAP. In the event that the PIPE Measurement Period VWAP is less than $6.50, the PIPE Measurement Period VWAP, for the purposes of this calculation shall be deemed to be $6.50; and

•	in the event that the PIPE Measurement Period VWAP is equal to or more than $10.00 per Ordinary Shares, all Escrow Shares will be released to the Reporting Person.

For the purpose of the Subscription Agreements, the PIPE VWAP means the per share volume weighted average price of the Ordinary Shares (the “PIPE VWAP”) and PIPE VWAP for the measurement period means the period of thirty (30) consecutive calendar days ending on the sixtieth (60th) day after the effectiveness date of the registration statement to be filed pursuant to the terms of the Subscription Agreements (the “PIPE Measurement Period,” collectively the “PIPE Measurement Period VWAP”).

Amended and Restated Shareholders Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Endurance Antarctica Partners, LLC (the “Sponsor”) and certain shareholders of the Issuer entered into the Amended and Restated Shareholders’ Agreement, dated March 8, 2022 (“A&R Shareholders’ Agreement”), pursuant to which various parties to the A&R Shareholders’ Agreement, including the Reporting Person, became entitled to customary piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to the Issuer’s securities, and all such prior agreements were terminated.

Additionally, under the A&R Shareholders’ Agreement, each of the shareholders of the Issuer party thereto (other than the Sponsor) have agreed not to transfer its Ordinary Shares, except to certain permitted transferees, beginning on the Closing Date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.

The foregoing descriptions of the Business Combination Agreement, the Subscription Agreements, and the Amended and Restated Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the Business Combination Agreement, the form of Subscription Agreement and the Amended and Restated Shareholders’ Agreement, which are filed as Exhibit 1, Exhibit 2 and Exhibit 3 respectively, and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

1.	Business Combination Agreement, dated as of March 8, 2022 (as may be amended, supplemented, or otherwise modified from time to time), by and among SatixFy Communications Ltd., Endurance Acquisition Corp. and SatixFy MS, as amended on June 13, 2022 and August 23, 2022.

2.	Form of Unit Subscription Agreement, by and among SatixFy Communications Ltd., Endurance Acquisition Corp, Endurance Antarctica Partners and the undersigned subscriber.

3.	Amended and Restated Shareholders’ Agreement, dated as of March 8, 2022, by and among SatixFy Communications Ltd., Endurance Antarctica Partners and certain shareholders of SatixFy.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

SIMONA GAT

By:	/s/ SIMONA Gat